EXHIBIT 99.1

Lifeway Foods Announces Results for the Third Quarter of 2014

Third Quarter Net Sales Increase 27% to $30.1 Million

Morton Grove, IL — November 10, 2014 — Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the third quarter ended September 30, 2014.

“Our strong double digit net sales growth in the third quarter demonstrates the continued demand for our nutritious probiotic kefir products,” said Julie Smolyansky, CEO of Lifeway Foods, Inc. “Greater brand awareness, increased distribution, and successful new product innovation helped us deliver another quarter of profitability despite continued pressure from increased milk prices. We are committed to executing on our long-term growth strategy and believe there are compelling opportunities ahead as we expand with new and existing customers.”

Third Quarter Results
Total consolidated net sales increased 27%, or $6.3 million, to $30.1 million during the three-month period ended September 30, 2014 from $24.0 million during the same three-month period in 2013.

Gross profit for the third quarter of 2014 was $7.4 million compared to $6.9 million in the third quarter of the prior year. The Company's gross profit margin decreased to 25% in the third quarter of 2014 versus 29% in the third quarter of 2013. The decrease was primarily attributable to an approximate 20% increase in the cost of milk, the Company’s largest raw material, compared to the same period last year. In addition, gross profit for the quarter was impacted by an increase in depreciation expense of $0.6 million related to a true-up on Starfruit leasehold improvements and expense associated with assets placed in service at the Lifeway Wisconsin location.

In the third quarter, general and administrative expenses increased to $2.6 million from $1.7 million the prior year. This increase is primarily due to start up costs associated with the purchase of the Golden Guernsey dairy plant.

Total operating expenses increased 20% or $1.0 million to $5.6 million during the third quarter of 2014, from $4.7 million during the same period in 2013. This increase was primarily attributable to an increase in general and administrative expenses.

Total operating income was $1.8 million during the third quarter of 2014, from $2.2 million during the same period in 2013.  The slight decrease in operating income is related to the decrease in gross profit and increased operating expenses.

The Company’s third quarter 2014 effective tax rate was 43% compared to 29% in the same period last year. The company expects the full year tax rate for fiscal 2014 to be comparable to the full year tax rate for fiscal 2013.

Total net income was $1.0 million, or $0.06 per diluted share, for the three-month period ended September 30, 2014 compared to $1.7 million, or $0.10 per diluted share, in the same period in 2013.

Nine Month Results
Total consolidated net sales increased by $17.6 million, or approximately 25%, to $88.8 million during the nine-month period ended September 30, 2014 from $71.3 million during the same nine-month period in 2013.

Gross profit for the first nine-months of 2014 decreased to $22.0 million, compared to $22.8 million in the same period in the prior year. The Company's gross profit margin was 25% in the first nine-months of 2014 compared to 32% in the same period last year.

Total net income was $2.8 million, or $0.17 per share, for the nine-month period ended September 30, 2014 compared to $5.5 million, or $0.33 per share, in the same period in 2013.

Balance Sheet/Cash Flow Highlights
The Company had $2.8 million in cash and cash equivalents as of September 30, 2014 compared to $1.2 million at September 30, 2013. This increase is primarily due to the acquisition of the Golden Guernsey dairy plant in the second quarter of 2013. Total stockholder’s equity was $45.7 million as of September 30, 2014, which is an increase of $2.3 million when compared to September 30, 2013.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details on Monday, November 10, 2014 at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through November 24, 2014. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Julie Smolyansky, President and Chief Executive Officer, and Edward Smolyansky, Chief Financial Officer and Chief Operating Officer.

About Lifeway Foods
Lifeway Foods, Inc. (Nasdaq: LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the sixth consecutive year, is America's leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores.

Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir
Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir
YouTube: http://www.youtube.com/user/lifewaykefir

Forward Looking Statements
This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
September 30, 2014 and 2013 (Unaudited) and December 31, 2013

	September 30,		December 31,
	2014	2013	2013
ASSETS

Current assets
Cash and cash equivalents	$2,795,429	$1,240,730	$3,306,608
Investments	3,057,214	2,506,463	2,516,380
Certificates of deposits in financial institutions	—	115,373	15,373
Inventories	7,134,857	8,382,287	6,899,008
Accounts receivable, net of allowance for doubtful accounts and discounts ($1,300,000 and $1,350,000 and $1,050,000)	11,803,145	11,313,652	10,444,839
Prepaid expenses and other current assets	54,944	88,629	128,323
Other receivables	26,720	89,100	103,272
Deferred income taxes	360,765	394,277	322,071
Refundable income taxes	842,425	423,242	1,014,947
Total current assets	26,075,499	24,553,753	24,750,821

Property and equipment, net	21,874,520	21,637,492	20,824,448

Intangible assets
Goodwill	14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of $5,005,117, $4,376,640 and $4,468,359 at September 30, 2014 and 2013 and at December 31, 2013, respectively	3,238,683	3,929,360	3,750,441
Total intangible assets	17,306,774	17,997,451	17,818,532

Other Assets
Long-term accounts receivable, net of current portion	270,599	280,000	280,000
Total assets	$65,527,392	$64,468,696	$63,673,801

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Current maturities of notes payable	$877,038	$878,088	$875,002
Accounts payable	7,318,512	5,429,988	6,723,179
Accrued expenses	1,243,876	1,323,213	1,284,060
Accrued income taxes	—	1,292,762	---
Total current liabilities	9,439,426	8,924,051	8,882,241

Notes payable	8,339,282	9,214,853	8,999,012

Deferred income taxes	2,065,221	2,917,213	2,843,426
Total liabilities	19,843,929	21,056,117	20,724,679

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,273,776 shares issued; 16,346,017 shares outstanding at September 30, 2014, September 30, 2013 and December 31, 2013	6,509,267	6,509,267	6,509,267
Paid-in-capital	2,032,516	2,032,516	2,032,516
Treasury stock, at cost	(8,187,682)	(8,187,682)	(8,187,682)
Retained earnings	45,367,487	43,056,422	42,587,214
Accumulated other comprehensive income (loss), net of taxes	(38,125)	2,056	7,807
Total stockholders' equity	45,683,463	43,412,579	42,949,122

Total liabilities and stockholders' equity	$65,527,392	$64,468,696	$63,673,801

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
For the Three and Nine Months Ended September 30, 2014 and 2013 (unaudited)

	(Unaudited)				(Unaudited)
	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2014		2013		2014		2013
Sales	$32,704,435		$26,601,341		$97,359,630		$80,030,021
Less: discounts and allowances	(2,594,213)		(2,808,811)		(8,552,286)		(8,772,576)
Net sales	30,110,222	30,110,222	23,792,530	23,792,530	88,807,344	88,807,344	71,257,445	71,257,445

Cost of goods sold		21,697,954		16,513,357		64,812,489		47,217,179
Depreciation expense		1,010,966		410,797		2,022,204		1,226,629

Total cost of goods sold		22,708,920		16,924,154		66,834,693		48,443,808

Gross profit		7,401,302		6,868,376		21,972,651		22,813,637

Selling expenses		2,804,127		2,815,126		9,977,636		8,291,960
General and administrative		2,627,566		1,671,080		7,115,393		5,567,649
Amortization expense		178,919		178,201		536,758		533,884

Total operating expenses		5,610,612		4,664,407		17,629,787		14,393,493

Income from operations		1,790,690		2,203,969		4,342,864		8,420,144

Other income (expense):
Interest and dividend income		22,739		36,535		86,664		82,166
Rental income		1,201		2,231		2,900		8,889
Interest expense		(62,084)		(59,887)		(194,377)		(133,610)
Gain on sale of investments, net
reclassified from OCI		(22,940)		161		39,190		121,441
Gain on sale of equipment		85,077		—		8,592		—
Other Income		—		209,175		1,674		219,404
Total other income (expense)		23,993		188,215		(55,357)		298,290

Income before provision for income taxes		1,814,683		2,392,184		4,287,507		8,718,434

Provision for income taxes		789,005		702,257		1,507,234		3,258,928

Net income		$1,025,678		$1,689,927		$2,780,273		$5,459,506

Basic and diluted earnings per common share		0.06		0.10		0.17		0.33

Weighted average number of shares outstanding		16,346,017		16,346,017		16,346,017		16,346,017

COMPREHENSIVE INCOME

Net income		$1,025,678		$1,689,927		$2,780,273		$5,459,506

Other comprehensive income
(loss), net of tax:
Unrealized gains (losses) on
investments (net of tax)		(93,679)		29,356		(22,524)		17,079
Less reclassification adjustment
for (gains) losses included in
net income (net of taxes)		13,702		(91)		(23,408)		(68,614)

Comprehensive income		$945,701		$1,719,192		$2,734,341		$5,407,971

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2014 and 2013 (Unaudited)

	(Unaudited)
	September 30,
	2014	2013

Cash flows from operating activities:
Net income	$2,780,273	$5,459,506
Adjustments to reconcile net income to net
cash flows from operating activities:
Depreciation and amortization	2,558,962	1,760,513
Gain on sale of investments, net	(39,190)	(121,441)
Deferred income taxes	(783,607)	(231,218)
Bad debt expense	76,049	26,819
Gain on sale of equipment	(8,592)	(209,175)
(Increase) decrease in operating assets:
Accounts receivable	(1,548,110)	(2,612,905)
Other receivables	76,552	(80,275)
Inventories	(235,849)	(2,443,101)
Refundable income taxes	172,522	(338,414)
Prepaid expenses and other current assets	73,379	33,509
Increase (decrease) in operating liabilities:
Accounts payable	595,333	1,173,263
Accrued expenses	(40,184)	167,536
Income taxes payable	—	1,038,451
Net cash provided by operating activities	3,677,538	3,623,068

Cash flows from investing activities:
Purchases of investments	(2,319,742)	(2,877,968)
Proceeds from sale of investments	1,736,946	2,281,792
Redemption of certificates of deposits	15,000	334,627
Purchases of property and equipment	(3,052,303)	(8,205,669)
Proceeds from sale of equipment	89,076	537,500
Net cash used in investing activities	(3,531,023)	(7,929,718)

Cash flows from financing activities:
Dividends paid	—	(1,307,861)
Net proceeds from debt issuance	—	4,975,000
Repayment of notes payable	(657,694)	(405,985)
Net cash used in financing activities	(657,694)	3,261,154

Net decrease in cash and cash equivalents	(511,179)	(1,045,496)

Cash and cash equivalents at the beginning of the period	3,306,608	2,286,226

Cash and cash equivalents at the end of the period	$2,795,429	$1,240,730